SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 18-K/A

For Foreign Governments and Political Subdivisions Thereof

ANNUAL REPORT OF

REPUBLIC OF SOUTH AFRICA

(Name of Registrant)

Date of end of last fiscal year: March 31, 2015

SECURITIES REGISTERED*

(As of the close of the fiscal year)

Title of Issue	Amounts as to which registration is effective	Names of exchanges on which registered
N/A	N/A	N/A

Name and address of person authorized to receive notices

and communications from the Securities and Exchange Commission:

Sachin Davé, Esq.

Allen & Overy LLP

One Bishops Square

London E1 6AD

United Kingdom

*         The Registrant is filing this annual report on a voluntary basis.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant, the Republic of South Africa, has duly caused this amendment to the annual report to be signed on its behalf by the undersigned, thereunto duly authorized, in Pretoria, South Africa, on October 12, 2016.

REPUBLIC OF SOUTH AFRICA

By:	/s/ Anthony F. Julies
Anthony F. Julies
Attorney-in-fact for
Pravin Gordhan
Minister of Finance
Republic of South Africa

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EXPLANATORY NOTE

This amendment to the Annual Report on Form 18-K (the “Annual Report”) of the Republic of South Africa (the “Republic”) for the fiscal year ended March 31, 2015 consists of the following exhibits relating to the global bond offering of $2,000,000,000 aggregate principal amount of the Republic’s 4.3% Notes due 2028 and of $1,000,000,000 aggregate principal amount of the Republic’s 5.0% Notes due 2046:

Exhibit 1

Conformed copy of the Pricing Agreement, dated September 29, 2016, among the Republic of South Africa, Barclays Bank PLC, HSBC Bank plc, J.P. Morgan Securities plc and Nedbank Ltd as representatives for the several underwriters listed in Schedule II thereto

Exhibit 4.1	Form of 4.3% Note due 2028

Exhibit 4.2	Form of 5.0% Note due 2046

Exhibit 5.1	Opinion of Enver Daniels, the Chief State Law Adviser of the Republic of South Africa

Exhibit 5.2	Opinion and consent of Allen & Overy LLP

Exhibit 24	Power of Attorney, dated September 27, 2016

Exhibit 99.1	Itemized list of estimated expenses incurred or borne by or for the account of the Republic of South Africa in connection with the sales of the Notes

This amendment to the Annual Report is filed subject to the Instructions for Form 18-K for Foreign Governments and Political Subdivisions thereof.

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EXHIBIT INDEX

Exhibit	Description

1

Conformed copy of the Pricing Agreement, dated September 29, 2016, among the Republic of South Africa, Barclays Bank PLC, HSBC Bank plc, J.P. Morgan Securities plc and Nedbank Ltd as representatives for the several underwriters listed in Schedule II thereto

4.1	Form of 4.3% Note due 2028

4.2	Form of 5.0% Note due 2046

5.1	Opinion of Enver Daniels, the Chief State Law Adviser of the Republic of South Africa

5.2	Opinion and consent of Allen & Overy LLP

24	Power of Attorney, dated September 27, 2016

99.1	Itemized list of estimated expenses incurred or borne by or for the account of the Republic of South Africa in connection with the sales of the Notes

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